

13002450

No Act

DE. 1/29/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-19-13

Re: Rite Aid Corporation
Incoming letter dated January 29, 2013

Dear Mr. Gerber:

This is in response to your letters dated January 29, 2013 and March 6, 2013 concerning the shareholder proposal submitted to Rite Aid by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated March 1, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Shauna-Kay M. Gooden
The City of New York
Office of the Comptroller
sgooden@comptroller.nyc.gov

March 19, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated January 29, 2013

The proposal requests that the compensation committee of the board of directors, in setting performance measures for top executives, include multiple weighted metrics that correctly reflect both individual and business accomplishments over an established multiyear period.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Rite Aide's policies, practices, and procedures compare favorably with the guidelines of the proposal and that Rite Aid has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal in reliance on rule 14a-8(i)(10).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
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TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

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March 6, 2013

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2013 Annual Meeting
Supplement to Letter dated January 29, 2013 Relating to Shareholder Proposal of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System

Ladies and Gentlemen:

We refer to our letter dated January 29, 2013 (the "No-Action Request"), pursuant to which we requested, on behalf of Rite Aid Corporation ("Rite Aid"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Rite Aid's view that the shareholder proposal (the "Proposal") submitted by the Office of the Comptroller of the City of New York (the "NYC Comptroller") on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents") may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

This letter is in response to the letter to the Staff, dated March 1, 2013, submitted by the NYC Comptroller on behalf of the Proponents (the "Proponents' Letter") and supplements the No-Action Request. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter to the Proponents.

I. The Proposal May be Properly Excluded Pursuant to Rule 14a-8(i)(10).

The Proposal requests that the Compensation Committee implement multiple weighted performance metrics for top executives over a multiyear period and disclose any changes made in the basket of metrics. As explained in the No-Action Request, in December 2012, the Compensation Committee decided to include leverage ratio as a second metric in determining performance awards for executive officers under Rite Aid's Long Term Incentive Plan for the cumulative three-year period comprising fiscal 2013 through fiscal 2015. Rite Aid disclosed this change in a Form 8-K. Accordingly, Rite Aid believes that it has substantially implemented the Proposal and the Proposal is excludable under Rule 14a-8(i)(10).

While the Proponents' Letter acknowledges that Rite Aid has adopted a "second metric," the Proponents believe that the metric adopted is not "sufficiently distinguishable" and does not provide "meaningful distinction" from the first metric, Adjusted EBITDA, and incorrectly argue that Rule 14a-8(i)(10) should therefore not apply. The fact that the Proponents disagree with the second metric selected by Rite Aid's Compensation Committee or prefer a different metric is irrelevant. The Proposal requests that Rite Aid utilize "multiple performance metrics" versus a "sole performance metric" and Rite Aid has done so in adopting leverage ratio as a second metric. Consequently, the Proponents cannot now argue that this is not what they intended or that Rite Aid should satisfy the Proponents' standard on appropriate or "sufficiently distinguishable" performance metrics when such requirements were not contained in the Proposal. *See, e.g., Pfizer Inc.* (Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (permitting exclusion of a proposal requesting a report on measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use because Pfizer had substantially implemented the proposal's essential objective by providing the requested information on its website, despite the proponent's contention that the company's measures and plans did not constitute measures or plans according to the proponent's view and did not satisfy the proponent's standard of sufficient detail).

In addition, the Proponents' Letter attempts to rewrite the Proposal as requiring Rite Aid to "address all incentive compensation that the Company offers," including short term incentive compensation. However, the Proposal specifically calls for the use of multiple metrics over an "established multiyear period" – i.e., long term plans – and does not specifically request the adoption of multiple performance metrics for short term incentive compensation. Accordingly, the argument that Rite Aid has not adopted multiple performance metrics with respect to short term incentive compensation is irrelevant to whether the essential objective of the Proposal has been substantially implemented.

Thus, with due regard to the language of the Proposal, Rite Aid believes that it has substantially implemented the essential objective of the Proposal to adopt multiple performance metrics for top executives over a multiyear period.

II. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if Rite Aid excludes the Proposal from the 2013 proxy materials pursuant to Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Millicent Budhai, Director of Corporate Governance
Office of the Comptroller of the City of New York



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

GENERAL COUNSEL'S OFFICE

Shauna-Kay M. Gooden
Assistant General Counsel

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2043
FAX: (212) 815-8621
SGOODEN@COMPTROLLER.NYC.GOV

March 1, 2013

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation
Shareholder Proposal of the New York City Pension Funds

Ladies and Gentlemen:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 29, 2013 letter (the "Company Letter") submitted by Skadden, Arps, Slate, Meagher & Flom LLP, outside counsel for Rite Aid Corporation (the "Company"). The Company Letter notifies the Staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit the above-referenced shareholder proposal (the "Proposal") from the Company's 2013 proxy materials and seeks assurance that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from the proxy materials.

Based on my review of the Company's Letter and Rule 14a-8(i)(10), the Proposal may not be omitted from the Company's Proxy materials. The Proposal requests that the Company use multiple weighted metrics to set performance measures for top executives. In its letter, the Company contends that it may exclude the Proposal under Rule 14a-8(i)(10) because to its existing compensation metric of Adjusted EBITDA, it has now added the metric of net debt divided by Adjusted EBITDA. The Company has not demonstrated that the largely cosmetic change to its existing compensation metric, has substantially implemented the Proposal under the standards of Rule 14a-8(i)(10). Consequently, the Funds respectfully request that the Staff deny the Company's request for no-action relief.

I. The Proposal

The Proposal seeks to increase the correlation between executive compensation and executive performance by requesting that the Company use multiple weighted metrics to set performance measures for top executives. The "Resolved" clause of the Proposal states:

> **RESOLVED:** Shareholders request that the Compensation Committee of the Board of Directors, in setting performance measures for top executives, include multiple weighted metrics that correctly reflect both individual and business accomplishments over an established multi-year period; and, excluding proprietary information, disclose to the shareholders any changes made in the basket of metrics during the multi-year period.

The Supporting Statement explains that the Company's single compensation metric of Adjusted EBITDA is not a sufficient basis for the award of long term and short term compensation.

II. Discussion

The Proposal requests that the company use multiple weighted metrics, reflecting both individual and business accomplishments, to set top executives' performance measures. The Company has two categories of incentive compensation for executives: short term and long term incentive plans. For the long term incentive plan, the Company recently added the net debt divided by Adjusted EBITDA metric to the existing metric of Adjusted EBITDA. The short term incentive plan continues to be calculated by the sole metric of Adjusted EBITDA. As more fully set forth below, the Company has not substantially implemented the measures that the Proposal requests.

III. The Company's reliance on Rule 14a-8(i)(10) is misplaced because it has not substantially implemented the Proposal

The Company fails to meet its burden of proof to demonstrate that the Proposal has been substantially implemented. The Commission explained that a proposal may be excluded under 14a-8(i)(10) if it has been "substantially implemented." *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"). The Staff later made clear that "a determination that [a] [c]ompany has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures *compare favorably with the guidelines of the proposal.*" *Texaco, Inc.* (Mar. 28, 1991) (emphasis added). The Company fails to meet the burden set forth in the 1983 Release, and so should not be permitted to exclude the Proposal in reliance on 14a-8(i)(10).

The Company historically used Adjusted EBITDA as the sole metric to determine performance awards under both long term and short incentive plans. The Proposal requests that the Company uses multiple weighted metrics to set performance measures for top executives. The Company contends that the recent inclusion of a second metric, net debt divided by Adjusted EBITDA, to determine "performance awards for executive officers [solely] under the Company's Long Term Incentive Plan" satisfies the "substantially implemented" standard set forth in the 1983 Release. (Company Letter at p. 4). As more fully set forth below, the Company has not substantially implemented the proposal, for three reasons: first, for its short term incentive plans, the Company continues to use only Adjusted EBITDA; second, the newly implemented metric, net debt divided by Adjusted EBITDA, is not sufficiently distinguishable from Adjusted EBITDA, the Company's prior metric; and finally, Company's relatively constant net debt eradicates any meaningful distinction between the net debt divided by Adjusted EBITDA metric and the Adjusted EBITDA metric. Based on the forgoing reasons, the Company should be precluded from omitting the Proposal on the basis of Rule 14a-8(i)(10).

First, the Company's newly adopted policy ignores the guidelines of the Proposal by dealing exclusively with long term performance based compensation, and excluding short term performance based compensation. The guidelines set forth in the Proposal call for the Company's Compensation Committee to implement multiple weighted metrics over an established multi-year period. Therefore, to satisfy the Proposal's objective, the Company's policy must address all incentive compensation that the Company offers. A policy that addresses only one type of incentive compensation cannot be touted as a substantial implementation of the Proposal. The Staff has consistently required under Rule 14a-8(i)(10) that a company's actions be much closer to the action a proponent seeks, both in the area of executive compensation and otherwise. *See, e.g., Bank of America Corp.* (Feb. 15, 2013) (proposal requested policy that senior executives must retain a significant percentage of shares (25%) acquired through equity pay programs until they reach retirement age, whereas company's policy called for executive officers to retain at least 50% of the net after-tax shares from future equity awards until the executive officers owns at least 300,000 shares); *The Wendy's Co.* (Feb. 26, 2013) (proposal called for policy whereby vesting of equity awards to senior executives would not be accelerated upon change in control; company argued that existing policy, whereby change in control was not sole trigger for such vesting, sufficed); *KSW, Inc.* (Mar. 7, 2012) (Staff declined grant of 14a-8(i)(10) exclusion where the proposal requested that the company amend its bylaws to permit beneficial owners of 2% or more of the company's common stock to nominate a person for election to the board and the company adopted a bylaw using 5% figure). Because the Company simply fails to address short term compensation, it could not possibly have implemented the Proposal.

Second, the newly implemented metric is not sufficiently distinguishable from the metric that the Company historically used. The Company historically used Adjusted EBITDA as the sole metric for determining performance awards. Despite the Company's contention that it "now has multiple metrics" (Company Letter at p. 4), adding net debt divided by Adjusted EBITDA metric does not truly create a new compensation metric. The "leverage ratio" calculation is nothing more than a minor variant to Adjusted EBITDA. Consequently, the Company's long term incentive plan (let alone the short term incentive plan) cannot be characterized as having multiple weighted metrics.

Further evidence that the Company's policy did not implement the Proposal can be found in the Proposal's supporting statement. The supporting statement explains that "the incentive compensation programs applicable to Ride Aid's senior executive are flawed because of their over reliance on EBITDA as a performance metric." The Company's use of Adjusted EBITDA in the "leverage ratio" calculation leaves unaddressed Proponent's concern that the Company overly relies on EBITDA as a performance metric. The supporting statement further explains that, "because EBITDA is used for both short and long term incentive plans covering the same years, executives are potentially rewarded twice for the same achievement." The addition of net debt divided by Adjusted EBITDA – yet another metric that relies on EBITDA - only compounds the problems that the Proposal seeks to remedy. The Company's policy neither implemented nor considered the essence of the proposal. For that reason, the litany of no-action letters that the Company cites is inapposite (Company Letter at pp. 3-4). None of those no-action letters involved a situation where, as here, a proponent requested a material change in a policy, and a company implemented a measure that was little or no change – and simply reinforced the very concern that was the basis of a proposal in the first place.

Finally, the Company's relatively constant net debt eradicates any meaningful distinction between the newly implemented metric, net debt divided by Adjusted EBITDA, and the old metric, Adjusted EBITDA. As the table below indicates, the Company's debt over the past five years has been relatively constant.

FISCAL YEAR	TOTAL RITE AID DEBT (in millions)
2008	$5,986
2009	$6,012
2010	$6,371
2011	$6,220
2012	$6,328

The Company's recent debt history further suggests that the total debt is unlikely to vary greatly in the foreseeable future. Specifically, on January 31, 2013, the Company issued a Press Release which announced that the Company was engaged in a major debt refinancing transaction. The Press Release explained that the Company "commenced a series of debt refinancing transactions that would extend the maturity of a portion of Rite Aid's outstanding indebtedness and lower interest expense." *Rite Aid Commences Debt Refinancing Transactions*, (Jan. 31, 2013), www.riteaid.com/company/news/news_details.jsf?itemNumber=1658. The Company's refinancing effort included, among other things, "the refinancing of $1.039 billion Tranche 2 Term Loan . . . together with borrowing under the amended revolving credit facility." *Id.* On February 7, 2013, the Company confirmed that the "previously announced debt refinancing transaction. . . would extend the maturity of a portion of its outstanding indebtedness and lower interest expense." *Rite Aid Provides Update on Debt Refinancing Transaction*, (Feb. 7, 2013), www.riteaid.com/company/news/news_details.jsf?itemNumber=1661. Despite the magnitude of the Company's refinancing transaction, the net change in the Company's total debt was trivial. Therefore, it appears unlikely that the Company's total debt will change significantly in the near term, so as to have a meaningful impact on the ratio of debt to EBITDA. Because the

Company's recent debt history suggests that the Company's debt will remain relatively constant; the only variable remaining in the "new" metric is Adjusted EBITDA, which is no change at all.

The Company's retention of EBITDA as, effectively, the sole compensation measure fails to address the essence of the Proposal, reflected in both the resolved clause and the supporting statement. As explained in the supporting statement, "reliance on EBITDA as the sole performance metric may also encourage top management to focus on one goal while ignoring others and incentivizes excessive risk taking . . . ." The Company's minor change does not address the Proposal's core concern. Accordingly, the Company has failed to meet its burden on its sole ground for omitting the Proposal, Rule 14a-8(i)(10).

IV. Conclusion

For the reasons set forth above, the Funds respectfully request that the Staff deny the Company's request for "no-action" relief.

Sincerely,



Shauna-Kay M. Gooden

Cc: Marc S. Gerber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
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(202) 661-8280
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MARC.GERBER@SKADDEN.COM

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January 29, 2013

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2013 Annual Meeting
Omission of Shareholder Proposal Submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal (the "Proposal") from the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System (collectively, the "Proponents"), submitted by the Office of the Comptroller of the City of New York (the "NYC Comptroller") on the Proponents' behalf, from the proxy materials to be distributed by Rite Aid in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the NYC Comptroller, on behalf of the Proponents, as notice of Rite Aid's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution contained in the Proposal is set forth below:

> RESOLVED: Shareholders of Rite Aid Corporation request that the Compensation Committee of the Board of Directors, in setting performance measures for top executives, include multiple weighted metrics that correctly reflect both individual and business accomplishments over an established multiyear period; and, excluding proprietary information, disclose to the shareholders any changes made in the basket of the metrics during the multiyear period.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Proposal from the 2013 proxy materials pursuant to Rule 14a-8(i)(10) because Rite Aid has substantially implemented the Proposal.

III. Background

The Company received the Proposal, accompanied by a cover letter from the NYC Comptroller, on behalf of the Proponents, and letters from BNY Mellon, on January 4, 2013. Copies of the Proposal and related enclosures are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8)(10) Because Rite Aid Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures and/or public disclosures compare favorably with the guidelines of the proposal. *See, e.g., Deere& Co.* (Nov. 13, 2012) (permitting exclusion of a proposal requesting that the board review and amend the company's Code of Business Conduct to include human resources as a guide for operations where the company's existing Code of Business Conduct "compare[d] favorably with the guidelines of the proposal"); *Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions where the company's "policies, practices and procedures, as well as its public disclosures, compare[d] favorably with the guidelines of the proposal"); *The Boeing Co.* (Feb. 17, 2011) (permitting exclusion of a proposal requesting that the company review its human rights policies to assess areas where the company needs to adopt and implement additional policies where the company's "policies, practices and procedures compare[d] favorably with the guidelines of the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website which report "compare[d] favorably with the guidelines of the proposal").

In addition, with respect to proposals relating to executive compensation, the Staff has permitted exclusion on substantial implementation grounds where a company has demonstrated that it has already addressed the essential objectives of the proposal. In *Allegheny Energy, Inc.* (Feb. 20, 2008), the Staff permitted exclusion of a proposal requesting that the compensation committee adopt a policy that a significant portion of future stock option grants to senior executives be performance-based. The company noted that the compensation committee recently adopted a policy relating to performance-based equity compensation, in response to a nearly identical proposal from the shareholder proponent the year before, and that the adopted policy had incorporated language from the proposal. The company was therefore successful in excluding the proposal on substantial implementation grounds because the policy already addressed the concerns of the proposal. *See also Delta Air Lines, Inc.* (Jan. 26, 2004) (permitting exclusion on substantial implementation grounds of a proposal requesting that the compensation committee adopt a policy that net pension not be included in calculating net income for determining senior executive incentive compensation where the compensation committee already approved the exclusion of pension income in calculating net income for purposes of determining whether certain financial goals had been met and further approved, after receiving the proposal, the exclusion of pension income for purposes of calculating net income and other measures derived therefrom in connection with determining future incentive awards to senior executives); *Cisco Systems, Inc.* (Aug. 11, 2003) (permitting exclusion on substantial implementation grounds of a proposal requesting that the board implement a performance-based senior executive compensation plan aligning executive pay with shareholder long-term interests, including the frugal use of stock options, where the company stated that it already had a performance-based plan and a compensation structure that incorporated "frugality" with respect to stock option grants); *Hilton Hotels Corp.* (Mar. 7, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting that the compensation committee incorporate measures of franchisee satisfaction in establishing standards for performance-based compensation for senior executives where the company already incorporated measures of franchisee satisfaction in awarding performance-based compensation to senior executives with responsibility for franchise operations); *Raytheon Co.* (Feb. 26, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting that the board incorporate measures of "human capital" in establishing standards for performance-based executive compensation where the company demonstrated that the proposal was already partially implemented through the company's results-based incentive plan that included a "People Metrics" factor in determining performance-based executive compensation).

Similar to the foregoing precedents, Rite Aid believes that it has already substantially implemented the Proposal. The Proposal requests that the Company utilize multiple performance metrics for a multiyear period and report any changes made to the performance metrics used. While the Company has historically utilized Adjusted EBITDA as the sole metric with respect to determining performance awards under the Company's Long Term Incentive Plan, the Company recently announced that a second metric would be utilized. In the Company's Form 8-K, filed with the SEC on December 20, 2012, the Company disclosed that the Compensation Committee, after reviewing and discussing a variety of other metrics, decided to include leverage ratio (net debt divided by Adjusted EBITDA) as a second metric with respect to determining performance awards for executive officers under the Company's Long Term Incentive Plan for the cumulative three-year period comprising fiscal 2013 and fiscal 2015.

As a result, Rite Aid now has multiple metrics – Adjusted EBITDA and leverage ratio – to determine performance awards under the Company's Long Term Incentive Plan. The two metrics each have a different focus and therefore offer different incentives. One metric, EBITDA, encourages officers to focus on improving operating results. The second metric, leverage ratio, encourages officers to focus on maintaining debt levels that are both manageable and comfortably within a company's existing debt covenants with the goal of strengthening a company's liquidity position for future growth, while at the same time growing EBITDA.

Rule 14a-8(i)(10) does not require that a company implement a shareholder proposal exactly in the manner preferred or envisioned by a proponent and, in a number of occasions, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts Int'l* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Rite Aid believes that the essential objectives of the Proposal have been met. The Proposal requests multiple performance metrics over a multiyear period. As disclosed in the Company's Form 8-K, the Compensation Committee has taken action to do just that by "establish[ing] Adjusted EBITDA *and* leverage ratio (net debt divided by Adjusted EBITDA) as performance metrics with respect to performance awards ... for the three year period comprising Fiscal 2013 through Fiscal 2015" (emphasis added). The Proposal also requests that the Company disclose changes to the basket of metrics during the multiyear period. Again, the Company has done just that by reporting the change in its Form 8-K filing. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. In this regard, the Staff has on numerous occasions permitted the exclusion of proposals where the company had already addressed each element of the proposal. *See, e.g., Allegheny Energy, Inc.* (Feb. 20, 2008); *Delta Air Lines, Inc.*

(Jan. 26, 2004); *Cisco Systems, Inc.* (Aug. 11, 2003); *Hilton Hotels Corp.* (Mar. 7, 2001); *Raytheon Co.* (Feb. 26, 2001).

Accordingly, Rite Aid believes that it has satisfied the Proposal's essential objectives, that the actions taken by the Compensation Committee and its public disclosure compare favorably to the guidelines of the Proposal and that the Proposal is, therefore, excludable under Rule 14a-8(i)(10).

V. Conclusion

For the foregoing reasons, Rite Aid respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2013 proxy materials pursuant to Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Attachments

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Millicent Budhai, Director of Corporate Governance
Office of the Comptroller of the City of New York

Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

January 2, 2013


RECEIVED
JAN 04 2013
RITE AID
LEGAL DEPARTMENT

Mr. Marc A. Strassler
Corporate Secretary
Rite Aid
30 Hunter Lane
Camp Hill, PA 17011

Dear Mr. Strassler:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Rite Aid common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2536.

Sincerely,



Millicent Budhai
Director of Corporate Governance

Enclosures

MULTIPLE PERFORMANCE METRICS

Submitted by John C. Liu, Comptroller, City of New York, on behalf of the New York City Pension Funds

RESOLVED: Shareholders of Rite Aid Corporation request that the Compensation Committee of the Board of Directors, in setting performance measures for top executives, include multiple weighted metrics that correctly reflect both individual and business accomplishments over an established multiyear period; and, excluding proprietary information, disclose to the shareholders any changes made in the basket of metrics during the multiyear period.

SUPPORTING STATEMENT

Rite Aid awards both annual (since 2001) and long-term (since 2005) incentive payments based on a single performance metric, EBITDA (earnings before interest, taxes, depreciation and amortization) or adjusted EBITDA (together "EBITDA"). Neither CVS/Caremark nor Walgreen, the Company's major competitors, uses EBITDA for long-term pay.

We believe that the incentive compensation programs applicable to Rite Aid's senior executives are flawed because of their overreliance on EBITDA as a performance metric. Because EBITDA is used for both short- and long-term incentive plans covering the same years, executives are potentially rewarded twice for the same achievement. Reliance on EBITDA as the sole performance metric may also encourage top management to focus on one goal while ignoring others and incentivize excessive risk taking and focus on short-term gains at the expense of sustainable, long-term performance.

The Conference Board Task Force on Executive Compensation (September 2009) recommends that a pay-for-performance program include an "appropriate mix" of performance metrics that has been evaluated for risk, assesses company and executive performance, and helps to drive achievement of company and business strategy and sustainable performance. The Business Roundtable (2007) similarly recommends that companies consider a variety of qualitative and quantitative performance metrics, as does Mercer ("Achieving Executive Compensation Success in 2010"), which serves as Rite Aid's compensation consultant.

The Committee's rationale for using EBITDA as a metric for senior executive compensation is that it "ultimately drives" and "is closely linked to" shareholder value. However, a company can have high levels of EBITDA while investing in projects whose returns do not cover the cost of capital, which can destroy shareholder value. In his 2000 letter to shareholders, Warren Buffet stated, "References to EBITDA make us shudder – does management think the tooth fairy pays for capital expenditures?" In measuring short-term operational performance, EBITDA may be useful given Rite Aid's high leverage, but it should be counterbalanced by metrics in the long-term plan that reflect longer-term performance, such as return on investment.

Finally, expenses that Rite Aid excludes from adjusted EBITDA include expenses we believe are recurring and thus should be included. For example, Rite Aid excludes stock-based compensation expense, as well as costs associated with closing stores (such as inventory write-downs, lease termination charges and closed facility expense). Rite Aid has both closed stores and recognized stock compensation expense each year since 1998.

Last year, 34.4% of unaffiliated shareowner votes were cast in favor of the proposal.

We urge shareholders to vote for this proposal.



BNY MELLON

January 2, 2013

To Whom It May Concern

Re: Rite Aid **Cusip #: 767754104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 2, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 86,203 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

January 2, 2013

To Whom It May Concern

Re: Rite Aid **Cusip #: 767754104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 2, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 34,379 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

January 2, 2013

To Whom It May Concern

Re: Rite Aid **Cusip #: 767754104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 2, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 28,265 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

January 2, 2013

To Whom It May Concern

Re: Rite Aid **Cusip #: 767754104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 2, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 297,942 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

January 2, 2013

To Whom It May Concern

Re: Rite Aid **Cusip #: 767754104**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from January 2, 2012 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 589,592 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286